FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, December 12, 2005, and entitled “Orbotech purchases Orbotech shares from Ormat”.

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This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH PURCHASES ORBOTECH SHARES FROM ORMAT

YAVNE, ISRAEL — December 12, 2005 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced the purchase, in a privately negotiated transaction with Ormat Industries Ltd. (“Ormat”), of all 299,122 ordinary shares of Orbotech Ltd. held by Ormat. The agreed price of $24.15 per ordinary share was calculated based on the lower of: (i) the closing price of the Company’s Ordinary Shares on December 9, 2005 (which was $25.45); and (ii) the average closing price of the Company’s Ordinary Shares for the seven trading days ending on December 9, 2005 (which was $24.15). The aggregate consideration of approximately $7.2 million is being paid from internally generated funds. Mrs. Yehudit Bronicki, a director of Orbotech Ltd. and the Managing Director of Ormat, has informed the Company that Ormat wishes to sell these shares for internal, corporate and finance-related reasons.

The shares acquired by Orbotech Ltd. will become treasury stock under Israeli law and, as a result, the total number of Orbotech Ltd. shares outstanding will be reduced to approximately 32.3 million.

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

COMPANY CONTACTS:

Adrian Auman, Corporate Vice President

Investor Relations, Director of Finance

Orbotech Ltd.

+972-8-942-3560

Amichai Steinberg, CFO and Corporate VP Finance

Orbotech Ltd.

+972-8-942-3524

www.orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg
Corporate Vice President for Finance
and Chief Financial Officer

Date: December 13, 2005